UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CCC INFORMATION SERVICES GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

12487Q 10 9

(CUSIP Number of Class of Securities)

ROBERT S. GUTTMAN, ESQ.

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

CCC INFORMATION SERVICES GROUP INC.

WORLD TRADE CENTER CHICAGO

444 MERCHANDISE MART

CHICAGO, ILLINOIS 60654

(312) 222-4636

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Person(s))

COPY TO:

RICHARD S. MELLER, ESQ.

LATHAM & WATKINS LLP

SEARS TOWER, SUITE 5800

CHICAGO, ILLINOIS 60606

(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$210,000,000	$26,607

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 11,200,000 shares of common stock at the tender offer price of $18.75 per share.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $26,607 Form or Registration No.: Schedule TO-I	Filing party: CCC Information Services Group Inc. Date Filed: July 27, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO (“Amendment No. 2”) relates to the offer by CCC Information Services Group Inc., a Delaware corporation (the “Company”), to purchase up to 11,200,000 shares of its common stock, $0.10 par value per share, at a price of $18.75 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 27, 2004 and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer. This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed by the Company on July 27, 2004 (“Schedule TO”) as set forth below. This Amendment No. 2 to Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment No. 2 by reference to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1, 4, 6 and 7.

Items 1, 4, 6 and 7 of Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1)    The second to last sentence of the second paragraph on the cover page of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(2)    The second sentence in the first bullet point under the heading “How much will CCC pay me for my shares and in what form of payment?” on page i of the Offer to Purchase is amended by replacing the phrase “as soon as practicable” with the word “promptly.”

(3)    The second to last sentence of the second paragraph on page 1 of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(4)    The third sentence of the fourth paragraph under the heading “Number of Shares; Purchase Price Proration” on page 3 of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(5)    The first sentence following the subheading “Return of Unpurchased Shares” on page 13 of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(6)    The first sentence following the heading “Purchase of Shares and Payment of Purchase Price” on page 18 of the Offer to Purchase is amended by replacing the phrase “As promptly as practicable” with the word “Promptly.”

(7)    The first sentence of the second paragraph under the heading “Purchase of Shares and Payment of Purchase Price” on page 18 of the Offer to Purchase is amended by replacing the phrase “as soon as practicable” with the word “promptly.”

(8)    The first sentence on page 19 of the Offer to Purchase is amended by replacing the phrase “as soon as practicable” with the word “promptly.”

(9)    The third sentence on page 19 of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(10)  The last sentence in the first full paragraph on page 20 of the Offer to Purchase is amended by replacing the phrase “as promptly as practicable” with the word “promptly.”

(11)  The Offer to Purchase is amended by deleting the first full paragraph on page 5.

(12)  Page 4 of the Offer to Purchase is amended by inserting the following paragraph immediately before the subsection entitled “Odd Lots”:

“Subject to the preceding administrative rules, once the proration factor is determined, the Company will apply that factor to the aggregate tender of ESPP Shares, Option Shares, Warrant Shares and 401(k) Shares and report back to the administrator for those participants and holders the aggregate number of ESPP Shares, Option Shares, Warrant Shares and 401(k) Shares, respectively, that the Company will purchase. Independently from the Company’s application of the proration factor as described above, each administrator for those participants and holders will then apply the proration factor to each participant and holder who tendered in order to determine the number of ESPP Shares, Option Shares, Warrant Shares and 401(k) Shares tendered by such participant or holder and purchased by the Company.”

(13)  Page 6 of the Offer to Purchase is amended by replacing the third paragraph under the heading entitled “Purpose of the Offer; Certain Effects of the Offer” with the following paragraph:

“The Finance Committee considered a special dividend to the stockholders and an offer to repurchase shares of the Company’s common stock as a means to return cash to the Company’s stockholders. The Finance Committee, following its review of the two alternatives, determined that a self-tender offer would be a more effective means for returning cash to the Company’s stockholders because a tender structure would result in a substantial accretion in earnings per share for the remaining outstanding shares after the tender relative to a special dividend and a tender offer would allow for contingent participation by holders of options and warrants. Furthermore, relative to a special dividend, the tender structure would allow any common stockholder who chose not to tender to own a greater interest in the Company going forward. Therefore, the Finance Committee recommended that the Board approve a self-tender offer for up to 11,200,000 shares of common stock at $18.75 per share through the use of a combination of debt and excess cash on hand. The Special Committee reviewed the recommendation of the Finance Committee and its various elements and concurred with the recommendation in a report delivered to the Board.”

(14)  Page 6 of the Offer to Purchase is amended by replacing the fourth paragraph under the heading entitled “Purpose of the Offer; Certain Effects of the Offer” with the following paragraph:

“In determining their recommendation as to the number of shares to purchase in the offer and the appropriate price per share, the Finance Committee and the Special Committee considered a broad range of factors. These include, but are not limited to, the following:

•	the expected impact of the offer on the Company’s financial statements;

•	the amount of borrowing capacity that would remain available for selective acquisitions and other general corporate purposes following completion of the offer;

•	the possibility that the increased debt levels resulting from the offer could negatively impact the Company’s customers’ views of the financial stability of the Company;

•	the extent of anticipated participation in the offer by significant stockholders;

•	trading liquidity of the Company’s common stock following the offer;

•	recent trading prices of the Company’s common stock, which ranged from a low of $14.77 to a high of $17.73 for the period from July 1, 2004 through July 23, 2004;

•	historical trading prices of the Company’s common stock over a six to twelve month period, which ranged from a low of $16.53 to a high of $17.20 for the fourth quarter of the fiscal year ended December 31, 2003, from a low of $16.55 to a high of $20.20 for the first quarter of the fiscal year ending December 31, 2004 and from a low of $13.86 to a high of $18.05 for the second quarter for the fiscal year ending December 31, 2004;

•	the range of premiums paid in certain recent self-tender transactions reviewed by the Finance Committee and the Special Committee, which included premiums from 10% to 28%;

•	recent trading activity;

•	the Company’s desire for future financial flexibility; and

•	the attractiveness of the offer to CCC’s stockholders.

Each Committee also considered certain risks and uncertainties. These include, but are not limited to the following:

•	the long-term debt level that would result from the financing for the offer, which based on pro forma calculations for the quarterly period ended June 30, 2004, would increase from $0 to approximately $175.7 million;

•	the shift from positive to negative stockholders’ equity following completion of the offer, which based on pro forma calculations for the quarterly period ended June 30, 2004, would change from a positive of approximately $66.7 million to a negative of approximately $144.3 million; and

•	the possibility of lower stock prices and reduced liquidity in the trading of the Company’s shares following completion of the offer.

The Finance Committee and the Special Committee further considered alternative structures for a self-tender offer and each determined that a “fixed price” tender offer would be more easily communicated to and understood by individual investors and would result in an overall simplification of the decision whether to tender.”

(15) The Offer to Purchase is amended by replacing the first full paragraph on page 8 with the following paragraph:

“Stockholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in the Company and thus in its future earnings and assets. The offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of our stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the offer. There can be no assurance that the Company will not issue additional shares and other equity securities in the future. Non-tendering stockholders will own a greater interest in a company with greater pro forma earnings per share, based on pro forma calculations for the fiscal year ended December 31, 2003 and the quarterly period ended June 30, 2004, although CCC cannot assure you that it will achieve earnings per share growth.”

(16) The Offer to Purchase is amended by replacing the penultimate sentence in the first full paragraph on page 19 with the following sentence:

“Under no circumstances will CCC pay interest on the purchase price, including but not limited to, by reason of any delay in making payment due to expected proration.”

(17) The second sentence in the third paragraph on the cover page of the Offer to Purchase is amended by replacing the phrase “satisfactory to CCC” with the phrase “satisfactory to CCC in its reasonable judgment.”

(18) The last sentence in the bullet point under the heading “Does CCC have the financial resources to pay me for my shares?” on page i of the Offer to Purchase is amended by replacing the phrase “satisfactory to us” with the phrase “satisfactory to us in our reasonable judgment.”

(19) Subsection (a) under the heading “What are the most significant conditions to the offer?” on page ii of the Offer to Purchase is amended by replacing the phrase “satisfactory to us” with the phrase “satisfactory to us in our reasonable judgment.”

(20) The second sentence in the third paragraph on page 1 of the Offer to Purchase is amended by replacing the phrase “satisfactory to CCC” with the phrase “satisfactory to CCC in its reasonable judgment.”

(21) Subsection (i) in the first sentence under the heading “Conditions of the Offer” on page 20 of the Offer to Purchase is amended by replacing the phrase “satisfactory to the Company” with the phrase “satisfactory to the Company in its reasonable judgment.”

(22) The Offer to Purchase is amended by replacing the first two sentences of the paragraph immediately preceding the heading “Price Range of Shares” on page 22 with the following:

“The conditions referred to above are for the sole benefit of CCC and may be asserted by the Company regardless of the circumstances giving rise to any condition, and may be waived by CCC, in whole or in part, at any time and from time to time up to the Expiration Date in its reasonable discretion. The Company’s failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time up to the Expiration Date.”

ITEM 12. EXHIBITS.

The index to exhibits appears on the page immediately following the signature page of this Amendment No. 2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CCC INFORMATION SERVICES GROUP INC.

By:	/S/ ROBERT S. GUTTMAN
Name: Robert S. Guttman Title: Senior Vice President, General Counsel and Secretary

Dated: August 9, 2004

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated July 27, 2004.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Stockholders from the Chairman and Chief Executive Officer of the Company, dated July 27, 2004.*

(a)(1)(v)	Letter to Participants in the CCC Information Services Inc. 401(k) Retirement Savings & Investment Plan, dated July 27, 2004.*

(a)(1)(vi)	Trustee Direction Form.*

(a)(1)(vii)	Notice to ESPP Participants, dated July 27, 2004.*

(a)(1)(viii)	Tender Instruction Form for ESPP Shares.*

(a)(1)(ix)	Memo to Optionees, dated July 27, 2004.*

(a)(1)(x)	Notice of Instructions (Options).*

(a)(1)(xi)	Memo to Holders of Warrants, dated July 27, 2004.*

(a)(1)(xii)	Notice of Instructions (Warrants).*

(a)(1)(xiii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii)	Press Release, dated July 27, 2004.*

(b	)	Engagement letter dated July 23, 2004 by and among Credit Suisse First Boston LLC, Jefferies & Company, Inc. and CCC Information Services Inc.*

(d	)	Not applicable.

(g	)	Not applicable.

(h	)	Not applicable.

*	Previously filed on Schedule TO-I on July 27, 2004.